UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of Issuer:

Kind Collection, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      California

      Date of Organization:

      September 7, 2018

Physical Address of Issuer:

34102 Street of the Violet Lantern
Dana Point, California 92629

Website of Issuer:

https://juna-world.com

Current Number of Employees:

3

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Kind Collection, Inc.

DocuSigned by:
By: Jewel Zimmer
AA94CE50D73F45A...
Name: Jewel Zimmer
Title: Chief Executive Officer, Founder, Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Jewel Zimmer
AA94CE50D73F45A...
(Signature)

Jewel Zimmer
(Name)

Chief Executive Officer, Founder, Director
(Title)

4/29/2025
(Date)

Signed by:
Taylor Lamb
AFE880762187483...
(Signature)

Taylor Lamb
(Name)

Co-Founder, Chief Marketing Officer, Director
(Title)

4/29/2025
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.